Filed by Towers Watson & Co.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company:

Towers Watson & Co. (Commission File No. 001-34594)

Towers Watson & Co. made available the following information regarding the tax consequences of the proposed merger of Towers Watson and Willis Group Holdings plc to its employees on October 9, 2015.

Towers Watson Merger with Willis Group

Summary of Tax Consequences for Individual U.S. Stockholders and U.S. Holders of Equity Incentives

This document includes a summary of the U.S. federal income tax consequences to individual U.S. stockholders and U.S. owners of certain equity awards of Towers Watson & Co. (“Towers Watson”) as a result of the merger between Towers Watson and Willis Group Holdings Public Limited Company (“Willis”). This document also includes examples illustrating how to calculate, for U.S. federal income tax purposes, taxable gains and losses on the merger and the tax basis of the Willis shares received in the merger. The examples apply to individuals who are citizens or residents of the United States, purchased all of their Towers Watson shares for cash (or received them as compensation) and hold those shares as a capital asset (generally, for investment purposes). The examples do not address any special tax rules that may apply, nor do they address the consequences of any state, local or foreign tax laws.

You should refer to registration statement on Form S-4 filed by Willis with the SEC on August 21, 2015, as it may be amended from time to time, for a summary of the material U.S. federal income tax consequences of (i) the merger and the Towers Watson pre-merger special dividend to holders of Towers Watson shares and of the ownership and disposition of Willis shares received by such holders upon the consummation of the merger and (ii) the reverse stock split Willis expects to effect after the merger to holders of Willis shares.

THIS DOCUMENT IS NOT MEANT TO PROVIDE YOU WITH TAX ADVICE. YOUR TAX CONSEQUENCES DEPEND ON YOUR INDIVIDUAL CIRCUMSTANCES AND COULD DIFFER SIGNIFICANTLY FROM THOSE IN THE EXAMPLES SET FORTH HEREIN. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO YOU IN LIGHT OF YOUR OWN TAX CIRCUMSTANCES.

U.S. Towers Watson Stockholders1

Summary

In the merger, Towers Watson stockholders (including holders of Towers Watson restricted stock that has vested) will receive 2.6490 ordinary shares of Willis for each share of Towers Watson stock they own. If this exchange ratio would result in a Towers Watson stockholder receiving fractional shares of Willis, he or she instead will receive cash in lieu of such fractional shares.

A U.S. stockholder generally will recognize gain or loss equal to (i) the sum of the fair market value of (x) the Willis ordinary shares received in the merger and (y) any fractional Willis ordinary shares that such Towers Watson stockholder would otherwise have been entitled to receive in the merger, less (ii) the stockholder’s aggregate tax basis in his or her Towers Watson common stock. Such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the stockholder held the Towers Watson common stock for more than one year at the effective time of the merger. Gain or loss must be calculated separately for each block of Towers Watson common stock if blocks of Towers Watson common stock were acquired at different times or for different prices. The deductibility of capital losses is subject to limitations.

A U.S. stockholder’s aggregate tax basis in the Willis ordinary shares received in the merger will generally equal the fair market value of such Willis ordinary shares at the effective time of the merger, and the holder’s holding period for such Willis ordinary shares will begin on the day after the merger.

[1]	Note: This section does not apply to restricted stock that has not yet vested (and for which the holder has not made an election under Section 83(b) of the Internal Revenue Code). This section also does not apply to options to purchase Towers Watson common stock or Towers Watson restricted stock units. The treatment of unvested restricted stock, options to purchase Towers Watson common stock and Towers Watson restricted stock units is discussed in “U.S. Holders of Towers Watson Options, Restricted Stock and Restricted Stock Units” below.

Towers Watson Merger with Willis Group

Summary of Tax Consequences for Individual U.S. Stockholders and U.S. Holders of Equity Incentives

It is possible that the IRS may seek to re-characterize the merger in a manner that would require U.S. stockholders with a loss on their Towers Watson common stock to defer the recognition of such loss until a taxable disposition of the Willis ordinary shares received in exchange for the Towers Watson common stock. U.S. stockholders with a gain on their Towers Watson common stock would still be required to recognize any such gain for U.S. federal income tax purposes as described above. U.S. stockholders holding their Towers Watson common stock at a loss are encouraged to consult their tax advisors

Towers Watson stockholders also will receive a special distribution prior to the merger. This distribution will be taxed as a dividend.

Steps to Calculate Gain or Loss

If the tax treatment described above is applicable to you, you generally will calculate your taxable gain or loss on the merger and the tax basis of the Willis shares you receive in the merger as described below. If you own multiple blocks of Towers Watson stock purchased at different share prices (or multiple blocks of restricted stock that vested at different times), you will calculate your gain on a block-by-block basis.

•	Step 1: Calculate the Original Cost Basis of the Block of Towers Watson Shares.

Your cost basis generally equals the amount you paid for your block of Towers Watson shares. The cost basis of any vested restricted stock you own equals the fair market value of such stock at the time of vesting (or at the time of the award, if you made an election under Section 83(b) of the Internal Revenue Code with respect to such restricted stock).

•	Step 2: Calculate the Total Consideration Received in the Merger for such Block of Shares.

Your total merger consideration generally will equal the fair market value of the Willis shares (including any fractional shares) that you receive in the merger in exchange for such block of shares.

•	Step 3: Calculate the Taxable Gain or Loss in the Merger on such Block of Shares.

Your gain or loss equals (1) your total merger consideration (as determined in Step 2), minus (2) your cost basis in the Towers Watson shares (as determined in Step 1).

•	Step 4: Calculate the Total Basis in New Willis Shares Received in Exchange for such Block of Shares.

Your total basis in the Willis shares received in the merger (including any fractional shares) in exchange for such block of shares generally will equal the fair market value of the Willis shares (including any fractional shares) that you receive in the merger.

•	Step 5: Calculate the Taxable Gain or Loss Recognized on any Fractional Shares Received in Exchange for such Block of Shares.

Your gain or loss on the receipt of cash in lieu of any fractional Willis shares will equal (1) the cash you receive in exchange for the fractional shares, minus (2) your basis in the fractional shares (i.e. the fair market value of the fractional shares multiplied by the number of fractional shares).

•	Step 6: Calculate the Total Basis in Remaining Willis Shares Received in Exchange for such Block of Shares.

Your total basis in the remaining Willis shares will equal (1) your basis in the Willis shares received in the merger (including the fractional shares) in exchange for such block of shares (as determined in Step 4), minus (2) your basis in the fractional shares (as determined for purposes of Step 5).

Towers Watson Merger with Willis Group

Summary of Tax Consequences for Individual U.S. Stockholders and U.S. Holders of Equity Incentives

Examples

The following two examples illustrate the calculations described above. In each example, it is assumed that you own 100 shares of Towers Watson common stock at the time of the merger. It is also assumed, for purposes of calculating the total consideration received in the merger (Step 2), that the fair market value of any Willis shares received in the merger is $42 per share.

In each example, you would be entitled to approximately 264.90 Willis ordinary shares (100 Towers Watson shares multiplied by the 2.6490 exchange ratio). In lieu of the 0.90 fractional share, you would receive a cash payment of approximately $37.80 (0.90 fractional shares multiplied by $42 share price), leaving you with 264 Willis ordinary shares.

The examples differ as to the original cost basis in the Towers Watson shares. In Example 1, you are assumed to have an original cost basis of $50 per Towers Watson share. In Example 2, your basis is assumed to be $130 per share.

Example 1

Step 1: Original Cost Basis of Towers Watson Shares
100 shares x $50 / share	$5,000.00
Step 2: Total Consideration Received in Merger
(264.90 Willis Shares x $42.00)	$11,125.80
Step 3: Taxable Gain or Loss in the Merger
Total Consideration Received	$11,125.80
Less: Original Cost Basis of Towers Watson Shares	(5,000.00)

Total Gain	$6,125.80
Step 4: Total Basis in New Willis Shares
(264.90 Willis Shares x $42.00)	$11,125.80
Step 5: Taxable Gain or Loss on Fractional Share
Cash Paid in Lieu of Fractional Share (0.90 x $42.00)	$37.80
Less: Basis Attributable to Fractional Share (0.90 / $42.00)	(37.80)

Taxable Gain on Fractional Share	$—
Step 6: Total Basis in the Remaining Willis Shares
Basis of New Willis Shares (264.90 shares)	$11,125.80
Less: Basis Attributable to Fractional Share (0.90 / $42.00)	(37.80)

Basis in Remaining Willis Shares (264 shares)	$11,088.00

Per Share Basis ($11,088 / 264)	$42.00

In this example, you would report a total taxable gain from the merger of $6,125.80 and you would have an aggregate tax basis in the 264 shares of Willis stock that you continue to hold of $11,088.

Towers Watson Merger with Willis Group

Summary of Tax Consequences for Individual U.S. Stockholders and U.S. Holders of Equity Incentives

Example 2

Step 1: Original Cost Basis of Towers Watson Shares
100 shares x $130 / share	$13,000.00
Step 2: Total Consideration Received in Merger
(264.90 Willis Shares x $42.00)	$11,125.80
Step 3: Taxable Gain or Loss in the Merger
Total Consideration Received	$11,125.80
Less: Original Cost Basis of Towers Watson Shares	(13,000.00)

Total Loss	$(1,874.20)
Step 4: Total Basis in New Willis Shares
(264.90 Willis Shares x $42.00)	$11,125.80
Step 5: Taxable Gain or Loss on Fractional Share
Cash Paid in Lieu of Fractional Share (0.90 x $42.00)	$37.80
Less: Basis Attributable to Fractional Share (0.90 / $42.00)	(37.80)

Taxable Gain on Fractional Share	$—
Step 6: Total Basis in the Remaining Willis Shares
Basis of New Willis Shares (264.90 shares)	$11,125.80
Less: Basis Attributable to Fractional Share (0.90 / $42.00)	(37.80)

Basis in Remaining Willis Shares (264 shares)	$11,088.00

Per Share Basis ($11,088 / 264)	$42.00

In this example, you would report a total taxable loss from the merger of $1,874.20 and you would have an aggregate tax basis in the 264 shares of Willis stock that you continue to hold of $11,088.

Towers Watson Merger with Willis Group

Summary of Tax Consequences for Individual U.S. Stockholders and U.S. Holders of Equity Incentives

U.S. Holders of Towers Watson Options, Restricted Stock and Restricted Stock Units2

In the merger, each option to purchase shares of Towers Watson common stock will be converted into an option to acquire Willis ordinary shares. Generally, the number of Willis ordinary shares that can be acquired by an option will be determined by multiplying the number of shares of Towers Watson stock that could be acquired immediately prior to the merger by the exchange ratio of 2.6490 ordinary shares of Willis for each share of Towers Watson stock (with the number of shares rounded down to the nearest whole number) and the exercise price will be determined by dividing the exercise price immediately prior to the merger by the exchange ratio of 2.6490 (rounded up to the nearest whole cent). Each option to acquire Willis ordinary shares will be subject to the same terms and conditions that applied to the corresponding Towers Watson stock option immediately prior to the merger.

In the merger, each outstanding award of restricted stock units will be converted into a restricted stock unit award corresponding to Willis ordinary shares. The number of Willis ordinary shares to which such award will apply will be determined based on the exchange ratio of 2.6490 ordinary shares of Willis for each share of Towers Watson stock (rounded down to the nearest whole number). Generally, each award of restricted stock units will be subject to the same terms and conditions that applied to such award immediately prior to the merger; provided that, for restricted stock units that vest based on performance, the number of shares will be determined based on the higher of the target level of performance or actual performance through the most recent practicable date prior to the closing, and will thereafter vest on the basis of time only.

In addition, in the merger, each outstanding award of unvested restricted stock will be converted into restricted Willis ordinary shares. The number of restricted Willis ordinary shares will be determined based on the exchange ratio of 2.6490 ordinary shares of Willis for each share of restricted Towers Watson stock (rounded down to the nearest whole number). Generally, each award of restricted stock will be subject to the same terms and conditions that applied to such award immediately prior to the merger.

U.S. holders of Towers Watson options, unvested restricted stock and restricted stock units will not be subject to U.S. income tax at the time of the merger. Rather, such U.S. holders generally will be subject to U.S. income tax when they exercise the options, when the restricted stock vests or when the restricted stock units are settled, whichever is applicable.

[2]	Note: This section does not apply to restricted stock that has vested, or for which the holder has made an election under Section 83(b) of the Internal Revenue Code. The treatment of such restricted stock is discussed above in “U.S. Towers Watson Stockholders.”

Towers Watson Merger with Willis Group

Summary of Tax Consequences for Individual U.S. Stockholders and U.S. Holders of Equity Incentives

Where You Can Find Additional Information

In connection with the proposed merger of Towers Watson and Willis Group, Willis Group filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “Commission”) that contains a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. YOU ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE COMMISSION AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT TOWERS WATSON, WILLIS GROUP AND THE PROPOSED TRANSACTION. You may obtain the joint proxy statement/prospectus and the other documents filed with the Commission free of charge at the Commission’s website, www.sec.gov. In addition, you may obtain free copies of the joint proxy statement/prospectus and the other documents filed by Towers Watson and Willis Group with the Commission by requesting them in writing from Towers Watson, 901 N. Glebe Road, Arlington, VA 22203, Attention: Investor Relations, or by telephone at (703) 258-8000, or from Willis Group, Brookfield Place, 200 Liberty Street, 7th Floor, New York, NY 10281-1003, Attention: Peter Poillon, Investor Relations, or by telephone at (212) 915-8084.

Towers Watson and Willis Group and their respective directors and executive officers may be deemed under the rules of the Commission to be participants in the solicitation of proxies. Information about Towers Watson’s directors and executive officers and their ownership of Towers Watson common stock is set forth in Towers Watson’s proxy statement on Schedule 14A filed on October 3, 2014 with the Commission. Information about Willis Group’s directors and executive officers and their ownership of Willis Group common stock is set forth in Willis Group proxy statement on Schedule 14A filed on April 17, 2015 with the Commission. Information regarding the identity of the potential participants, and their direct or indirect interests in the transaction, by security holdings or otherwise, is contained in the joint proxy statement/prospectus and other materials to be filed with the Commission.

Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these statements and other forward-looking statements in this document by words such as “may”, “will”, “would”, “expect”, “anticipate”, “believe”, “estimate”, “plan”, “intend”, “continue”, or similar words, expressions or the negative of such terms or other comparable terminology. These statements include, but are not limited to, the benefits of the business combination transaction involving Towers Watson and Willis Group, including the combined company’s future financial and operating results, plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Towers Watson’s and Willis Group’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Towers Watson stockholders and Willis Group shareholders to approve the transaction; the failure of the transaction to close for any reason; the risk that the businesses will not be integrated successfully; the risk that anticipated cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers and competitors; changes in general economic, business and political conditions, including changes in the financial markets; significant competition; compliance with extensive government regulation; the combined company’s ability to make acquisitions and its ability to integrate or manage such acquired businesses. Additional risks and factors are identified under “Risk Factors” in Towers Watson’s Annual Report on Form 10-K filed on August 14, 2015, which is on file with the Commission, and under “Risk Factors” in the joint proxy statement/prospectus.

You should not rely upon forward-looking statements as predictions of future events because these statements are based on assumptions that may not come true and are speculative by their nature. Neither Towers Watson or Willis Group undertakes an obligation to update any of the forward-looking information included in this document, whether as a result of new information, future events, changed expectations or otherwise.